BARNETT & LINN
ATTORNEYS AT LAW
60 Kavenish Drive • Rancho Mirage, CA 92270

www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

August 10, 2023

Division of Corporation Finance

Office of technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Austin Pattan, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Eva Live Inc. (“Registrant” and/or “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed on July 7, 2023
File No. 333-273162

Gentlemen:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s comment letter dated August 3, 2023 (“Comment Letter”). To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No.1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Registration Statement on Form S-1 filed on July 7, 2023

Cover Page

Risks Related to the Company

“Our business model may not be sufficient to ensure our success…,” page 7

1. In accordance with your comment we have deleted disclosure regarding “selling shareholder” on the Cover Page and elsewhere to be consistent with a primary offering.

2. In accordance with your comment, we have added information regarding Mr. Boulette’s voting power on the Cover Page.

Prospectus Summary, page 3

3. We have added disclosure to the Summary and added a Risk Factor regarding the “Going Concern” from our Auditors.

Risk Factor, page 7

4. In accordance with your comment we have added disclosure to the “Emerging Growth Company” Risk Factor

We have a limited history of operations…, page 7

5. In accordance with your comment we have revised the Risk Factor on page 7.

We intend to become subject to the periodic reporting requirements…, page 12

6. In response to your comment, we have added disclosure to reflect our intention to file a Form 8A.

Dilution, page 13

7. In accordance with your comment, we have recalculated the net tangible book value to a decrease of $0.025.

Use of Proceeds, page 12

8. In accordance with your comment we have revised all of the calculations for the three columns.

Current Operations, page 18

9. In accordance with your comment we have added disclosure regarding the business of the Company and its customers.

10. In accordance with your comment we have included two contracts with the Registrant that meets the definition of “material”, as Exhibit 10.5 and 1062

Management’s discussion and analysis of financial condition and results of operations, page 22

11. In accordance with your comment we have added further discussions regarding financial and operational metrics to the paragraphs under “Financial Conditions at March 31, 2023 and December 31, 2022” on page 22.

Results of Operations-Fiscal Year Ended From December 31, 2022 and 2022, page 23

12. In accordance with your comment we have added disclosure quantifying the amount of changes contributed by certain underlying factors.

Certain Relationships and related Transactions, page 27

13. In regard to your comment we have added disclosure regarding the acquisition of AdFlare as it relates to our Board member, Phil Aspin.

Signatures, page 14, page 34

14. In accordance with your comment we have obtained the signatures from a majority of our Board members.

Consolidated Statements of Cash Flows, page F-71

15. In accordance with your comments we have revised the Cash Flow statement to be consistent with ACS 230-10-50-3 to 50-6.

Note 1. Business Description and Nature of Operations

Evamedia Corp. Acquisition, page F-8

16. In accordance with your comment we have added disclosure further describing the acquisition of Evamedia Corp. and the effect of ASC 805.

Revenue recognition, page F-12

17. In accordance with your comment we have added extensive disclosure regarding our Revenue Recognition Policy.

Website and Software Development Costs, page F.15

18. In accordance with your comment we have added disclosure regarding the accounting for software development and its relationship to ASC 985-20 and ACS 350-49.

General

19. In accordance your comment, please be advised that at this time there is no supplemental written communications, as defined in Rule 405 under the Securities Act, that have been authorized by the Company to be presented to potential investors in reliance on Section 5(d) of the Securities Act.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. D. Boulette, CEO